NO ACT

PE
1-7-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010728

March 10, 2010

Frances S. Chang
Law Department
Pacific Gas and Electric Company
One Market Street, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-10-10

Re: PG&E Corporation
Incoming letter dated January 7, 2010

Dear Ms. Chang:

This is in response to your letter dated January 7, 2010 concerning the shareholder proposal submitted to PG&E by Peter B. Kaiser. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter B. Kaiser

*** FISMA & OMB Memorandum M-07-16 ***

March 10, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 7, 2010

The proposal requests that the company provide a semiannual report disclosing specified information concerning the company's charitable contributions.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that PG&E's policies, practices and procedures compare favorably with the guidelines of the proposal and that PG&E has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which PG&E relies.

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Pacific Gas and Electric Company®

Frances S. Chang
Attorney
Law Department

One Market Street, Spear Tower
Suite 400
San Francisco CA 94105

415.817.8207
Fax: 415.817.8225
Fsc5@pge.com

January 7, 2010

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling—Proposal from Mr. Peter B. Kaiser

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intent to exclude all or portions of a shareholder's proposal (with the supporting statement, the "Proposal") from the proxy materials for PG&E Corporation's 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") for the following reasons:

- the Proposal has been substantially implemented and may be omitted pursuant to Rule 14a-8(i)(10), and
- portions of the Proposal are impermissibly false and misleading, contrary to Rule 14a-8(i)(3) and Rule 14a-9.

The Proposal was submitted by Mr. Peter B. Kaiser (the "Proponent") who is a shareholder of PG&E Corporation and qualified to submit a proposal pursuant to Rule 14a-8. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes a portion of the Proposal from its 2010 Proxy Materials.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Proposal (or, if applicable, portions of the Proposal) from its 2010 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2010 Proxy Materials with the Commission.

---

1 Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as specified in Rule 14a-8(j).

I. BACKGROUND

PG&E Corporation received a proposal and supporting statement from the Proponent on **December 2, 2009**, entitled "Charitable Contributions Transparency and Accountability." On **December 4, 2009** the Corporation sent the Proponent a letter and notice of deficiency, indicating the Corporation's belief that the submission contained more than 500 words, in violation of SEC Rule 14a-8(d), and that the Proponent had failed to provide proof that he held sufficient shares to submit a proposal in accordance with SEC Rule 14a-8(b). The Corporation's letter advised that, among other things, if the Proponent did not submit a properly revised proposal and proof of ownership within the applicable 14-day limit, the Corporation intended to omit the submission from the Corporation's 2010 Proxy Materials, as permitted by Rule 14a-8.

The Proponent subsequently submitted adequate proof of ownership, and on **December 18, 2009**, the Proponent provided a revised submission (the "Proposal") that superseded his original submission and requests the following action:

> RESOLVED:
>
> That the shareholders request PG&E provide a semiannual report to the shareholders and the public, omitting proprietary information and at reasonable cost, disclosing: the PG&E standards for choosing which organizations receive the Company's assets in the form of charitable contributions; business rationale and purpose for each of the charitable contributions; personnel who participated the making the decisions to contribute; the benefits to the Company and beneficiaries produced by Company contributions; procedures for ways shareholders to participate in the decision process; and a follow-up confirming that the organization actually used the contributions for the purpose stated.

The Proposal includes several "whereas" clauses that discuss the role of charitable contributions in enhancing PG&E's public image, the need for accountability to shareholders with regard to contributions, and the desirability of shareholder input with respect to contributions.

The final "whereas" clause specifically references the Corporation's contribution in 2008 to oppose California Proposition 8,[2] and also generally mentions contributions made in the past to "homosexual and lesbian alliances . . . ." The supporting statement consists of three paragraphs that specifically criticize these contributions and "urge shareholders to support this proposal to have PG&E return to its traditional values."

A copy of the Proposal and all related correspondence is included in Exhibit A.

II. REASON FOR EXCLUSION/AMENDMENT

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[2] Proposition 8 was approved by California voters in November 2008, and amended the California State Constitution to read that only marriage between a man and a woman is valid or recognized in California.

A. PG&E Corporation Already Provides Public Information Regarding its Charitable Contributions Program. The Proposal has Been Substantially Implemented and May be Excluded Under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits an issuer to omit a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* SEC Release No. 34-12598 (regarding predecessor rule to Rule 14-8(i)(10)) (July 7, 1976). To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *SEC Release 34-20091* (Aug. 16, 1983) (discussing Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3)).

PG&E Corporation and its subsidiary, Pacific Gas and Electric Company (together, "PG&E") already provide the public with the majority of the information requested by the Proposal, at their charitable contributions website (www.pge.com/giving) (the "PG&E Grantmaking Program Website") and in the corporate governance portions of the Corporation's general website (http://www.pgecorp.com/aboutus/corp_gov) A printout of the main page for the PG&E Grantmaking Program Website is included as Exhibit B.[3] Specific details with respect to how existing disclosures address each of the six elements of the Proposal's recommended report are described below:

- *Element 1 of the Recommended Report*: "the PG&E standards for choosing which organizations receive the Company's assets in the form of charitable contributions"

  The PG&E Grantmaking Program Website states that grants may be made only to organizations that hold current tax-exempt status under Section 501(c)(3) of the Internal Revenue Code, or are units of government (such as public schools). Otherwise, the decision to make a grant is based on the details of a specific contribution request, and not based solely on the organization that is requesting the contribution. (See below for further discussion of the guidelines for selecting contributions.)

- *Element 2 of the Recommended Report*: "the business rationale and purpose for each of the charitable contributions"

  The PG&E Grantmaking Program Website specifically discloses the overall policies and guidelines for determining the types of grants that are given. Among other things, the website describes (1) the five major and two minor "funding areas" that are the focus of grants provided by the Corporation's charitable contributions program, (2) certain types of requests that PG&E typically does not fund, and (3) the program's goal that 75 percent of total grant-making dollars assist underserved communities.

- *Element 3 of the Recommended Report*: "personnel who participated the making the decisions to contribute"

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[3] While the Proposal requests a semi-annual report, the website is updated annually.

The PG&E Grantmaking Program Website describes which personnel and departments within PG&E review requests for charitable contributions. Board-level oversight of charitable contributions resides with the Public Policy Committee of the PG&E Corporation Board of Directors, as set forth in that Committee's charter. This document is available to the public at http://www.pgecorp.com/aboutus/corp_gov/ppcc.shtml, and a copy is included as Exhibit C.

- *Element 4 of the Recommended Report*: "the benefits to the Company and beneficiaries produced by Company contributions"

  The PG&E Grantmaking Program Website notes that the Corporation's goal is to be the leading corporate citizen in the diverse communities that we serve. The charitable contributions program is one vehicle by which the Corporation works toward this goal. The Corporation receives no specific monetary benefit from the grant recipient in exchange for making a charitable contribution. (As indicated above, grant recipients must be tax-exempt 501(c) organizations or units of government, and the Corporation may be able to deduct the value of charitable contributions for income tax purposes.)

- *Element 5 of the Recommended Report*: "procedures for ways shareholders to participate in the decision process"

  The PG&E Grantmaking Program Website provides contact information for individuals who have questions regarding the program and contributions. This contact information can be found in the directions for applying for grants (a printout of this page is included as Exhibit D). If shareholders wish to direct their comments or questions to members of the Board of Directors, instructions for making such comments are provided in the 2009 proxy statement, and in section 31 of the Corporate Governance Guidelines, which are set forth on the Corporation's web-site at http://www.pgecorp.com/aboutus/corp_gov/cgg.shtml (a copy is included as Exhibit E).

- *Element 6 of the Recommended Report*: "a follow-up confirming that the organization actually used the contributions for the purpose stated"

  As noted in the PG&E Grantmaking Program Website, recipients of grants are expected to comply with certain regulations and other rules regarding the contributions, including the requirement that all contributions be made solely for charitable purposes. The on-line application form includes a requirement that the applicant certify that the grant be used only for charitable purposes. (This form generally can be found in the PG&E Grantmaking Program Website at https://www.GrantRequest.com/SID_474?SA=SNA&FID=35008, but the form is not currently available because PG&E has closed its grantmaking program for 2009, and is updating the form for 2010. However, the certification requirements will be unchanged for the 2010 program. A copy of the 2009 form – with the certification requirements - is included as Exhibit F.)

For the reasons discussed above, PG&E Corporation believes its current corporate charitable contributions program and web-site disclosures substantially implement the Proposal, and that the Proposal may be omitted from the 2010 Proxy Materials as provided in Rule 14a-8(i)(10).

B. Portions of the Proposal are False and Misleading, and May be Omitted Pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

The Corporation believes that the Proponent's submission contains false and misleading statements, and that such statements may be omitted from the Corporation's 2010 Proxy Materials.

Under SEC Rule 14a-8(i)(3), a company may exclude all or portions of a proposal and supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes portions of proposals or supporting statements that are impermissibly false or misleading pursuant to SEC Rule 14a-9. Staff Legal Bulletin No. 14B (Sep. 15, 2004) clarifies the Staff's views on the application of Rule 14a-8(i)(3) and Rule 14a-9, and specifically states that exclusion of all or a portion of a supporting statement may be appropriate where (a) a company demonstrates objectively that a factual statement is materially false or misleading or (b) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

1. The Proposal Relates to Charitable Contributions, but Justifies the Need for the Proposal by Referencing a Political Contribution.

The Proposal requests that the Corporation provide shareholders with a report relating to charitable contributions. However, the last "whereas" clause and the supporting statement specifically highlight the Corporation's contribution to oppose California Proposition 8 (the "No on Prop 8 Contribution"), to demonstrate why shareholders should support the Proposal. This is the only specific contribution that is mentioned in the Proposal. The specific statements that implicate Proposition 8 include:

- (from the last "whereas" clause)

  "In 2008, PG&E even gave $250,000 of shareholders money to support homosexual marriage and to defeat Proposition 8 (Traditional Marriage - Marriage is only between a man and a woman)"

- (from the three paragraphs of supporting statement that follow the "resolved" clause)

  "Many PG&E stockholders and even customers were shocked when the PG&E board voted to spend $250,000 of Company stockholders' money to support a homosexual organization for no on Proposition 8 (Traditional Marriage). None of the stockholders that I know of were asked in advance about this shareholder donation."

The Proponent cites the No on Prop 8 Contribution in an effort to persuade shareholders to approve the proposed periodic report regarding charitable contributions. However, citing the No on Prop 8 Contribution can mislead shareholders, because that contribution actually was a political contribution, but political contributions are administered by a different department than charitable contributions, and use different policies and procedures. The Proposal's requested report on charitable contributions would provide no information regarding the No on Prop 8

Contribution, but shareholders reading the Proposal may be persuaded to vote for the Proposal with the expectation that the Proposal would provide information regarding similar political contributions, and therefore would not understand what they were being asked to vote upon.

Accordingly, we believe that portions of the Proposal relating to the No on Prop 8 Contribution are materially misleading, and may be excluded pursuant to Rule 14a-8(i)(3).

2. The Proposal Contains Inaccurate Statements Regarding the Value of Contributions Provided to Certain Organizations.

The Proposal states in several places that PG&E "has given to millions of dollars over the decades to homosexual and lesbian alliances, networks, education groups and activity groups." This statement is untrue and overstates the value of those contributions. Since January 1, 1998 (the first date of records in the current data base), the Corporation's charitable contributions to organizations and for projects that can be characterized as "lesbian, bisexual, gay, and transgender" (or "LBGT") has totaled $929,750. The specific statements that are incorrect, or are based on the incorrect information, include:

- (from the last "whereas" clause)

  "WHEREAS, PG&E has given millions of dollars over the decades to homosexual and lesbian alliances, networks, education groups and activist groups."

- (from the three paragraphs of supporting statement that follow the "resolved" clause)

  ". . . Shareholders millions were also sent to other homosexual, lesbian and other related groups."

Accordingly, we believe that portions of the Proposal relating to the "millions of dollars" of prior charitable contributions made by the Corporation to certain types of organizations are materially false or misleading, and may be excluded pursuant to Rule 14a-8(i)(3).

III. CONCLUSION

As discussed above, we believe that the Proposal has been substantially implemented, and may be excluded from the 2010 Proxy Materials pursuant to SEC Rule 14a-8(i)(10), and that portions of the Proposal are impermissibly false and misleading, and may be excluded from the 2010 Proxy Materials pursuant to SEC Rule 14a-8(i)(3) on those grounds as well. By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2010 Proxy Materials or amends the Proposal in reliance on the aforementioned rules.

Because the Corporation must file a preliminary proxy statement and finalize the relevant materials by March 8, 2010, we would appreciate a response from Staff by March 4, 2010.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com and by fax at (415) 817-8225 when it is available. PG&E Corporation will promptly forward a copy of the letter to the Proponent.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very Truly Yours,



Frances S. Chang

cc: Linda Y.H. Cheng

Attachment: Exhibits A-F

EXHIBIT A

From: kaiserdom [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 18, 2009 3:37 PM
To: Kelly, Dave (Corp Sec)
Subject: PG&E Shareholder Proposal (Revised)

Linda Y. H. Cheng
V.P. and Corporate Sececretary
Pacific Gas & Electric Corp
One Market, Spear Tower Suite 2400
San Francisco, Ca 94105-1126

2 December 2009 (Modified 18 Dec 09)

Dear Ms. Cheng:

I, Mr. Peter B. Kaiser, am the owner of 312 shares of PG&E common stock. (I am modifying this proposal to reduce the number of words to below 500 as requested by PG&E and you. Also my Schwab and Morgan Stanley Stock Brokers have sent you information to verify my shareholdings.) I have continuously owned the shares more than one year and intend to hold them through the next annual meeting. I offer the following proposal for the next (2010) annual meeting:

Item No. 1 Charitable Contributions Transparency and Accountability

WHEREAS, Charitable contributions should enhance the image of PG&E in the eyes of the public. Because there is no clear system of accountability for charitable contributions, Company executives and Board of Directors may use our Company's assets for purposes that are not shared by many shareholders and may harm the interest of the Company, thereby potentially decreasing shareholder value.
Whereas, Company executives have allowed the Company's assets to be given away to organizations without providing clear details to shareholders on how those assets were actually used by the organization. Thus, some assets may be misused and harm stock value. According to PG&E reports, Company executives are giving away about $19,000,000 of the Company's assets in 2009.
WHEREAS, the Company claims charitable contributions come from shareholder and not ratepayers without providing any clear explanation.
WHEREAS, shareholders are given no clear voice in contribution standards, nominations, selection and decision process.
WHEREAS, PG&E has given to millions of dollars over the decades to homosexual and lesbian alliances, networks, education groups and activist groups. In 2008, PG&E even gave $250,000 of shareholders money to support homosexual marriage and to defeat Proposition 8 (Traditional Marriage-Marriage is only between a man and a woman).

RESOLVED: That the shareholders request PG&E provide a semiannual report to the shareholders and the public, omitting proprietary information and at reasonable cost, disclosing: the PG&E standards for choosing which organizations receive the Company's assets in the form of charitable contributions; business rationale and purpose for each of the charitable contributions; personnel who participated the making the decisions to contribute; the benefits to the Company and beneficiaries produced by Company contributions; procedures for ways shareholders to participate in the decision process; and a follow-up confirming that the organization actually used the contributions for the purpose stated.

Supporting Statement of Peter B. Kaiser

Many PG&E stockholders and even customers were shocked when the PG&E board voted to spend $250,000 of Company stockholders' money to support a homosexual organization for no on Proposition 8 (Traditional Marriage). None of us stockholders that I know of were asked in advance about this shareholder donation. Shareholders millions were also sent to other homosexual, lesbian and other related groups. Thomas Jefferson warned us that "to furnish funds for the propagation of ideas he disbelieves and abhors is sinful and tyrannical."

We have decided to not sell PG&E stock or buy another utility's gas. We will stick with PG&E and encourage it to return to its moral roots and stand strong again with traditional moral family and Judeo-Christian values.

I respectfully urge shareholders to support this proposal to have PG&E return to its traditional values.

Sincerelly,
Peter B. Kaiser

*** FISMA & OMB Memorandum M-07-16 ***

* FISMA & OMB Memorandum M-07-16 ***

(David or Janice please call me if you get this email if possible.
Thanks for your help. Christmas Blessings and Joyous New Year.)



Linda Y.H. Cheng
Vice President
Corporate Governance
and Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

415.267.7070
Fax: 415.267.7260

December 4, 2009

VIA E-MAIL *** FISMA & OMB Memorandum M-07-16 *** and FEDEX

Mr. Peter B. Kaiser

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Kaiser:

This will acknowledge receipt on December 2, 2009 of a shareholder proposal and supporting statement (the "Proposal") submitted by you for consideration at PG&E Corporation's 2010 annual meeting. The submission also contained a statement that you own 312 shares of PG&E Corporation common stock.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, NE, Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered holder, the shareholder must prove eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities (usually a bank or broker) verifying that, at the time of submission, the shareholder continuously held the required securities for at least one year or (2) submitting to the company appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5 (including amendments indicating any change in ownership level) demonstrating that as of or before the date that the one-year eligibility period began, the shareholder held the required number of shares.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe that the Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, your reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

If the Corporation does not receive the confirmation of ownership and an appropriately revised proposal from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2010 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, we have not determined whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if another valid basis for such action exists.

Sincerely,



Vice President, Corporate Governance
and Corporate Secretary

LYHC:jls

Kelly, Dave (Corp Sec)

From: kaiserdon*** FISMA & OMB Memorandum M-07-16 ***

Sent: Wednesday, December 02, 2009 4:53 PM

To: Kelly, Dave (Corp Sec)

Subject: PG&E Shareholder Proposal

Linda Y. H. Cheng
V.P. and Corporate Sececretary
Pacific Gas & Electric Corp
One Market, Spear Tower Suite 2400
San Francisco, Ca 94105-1126

2 December 2009

Dear Ms. Cheng:

I, Mr. Peter B. Kaiser, am the owner of 312 shares of PG&E common stock. I have continuously owned the shares more than one year and intend to hold them through the next annual meeting. I offer the following proposal for the next(2010) annual meeting:

Item No. 1 Charitable Contributions transparency and Accountability

WHEREAS, Charitable contributions should enhance the image of PG&E in the eyes of the public. Because there is no system of accountability for charitable contributions, Company executives may use our Company's assets for purposes that are not shared by and may harm the interest of the Company, thereby potentially decreasing share- holder value.
Whereas, Company executives have allowed the Company's assets to be given away to organizations without providing details to shareholders on how those assets were actually used by thte organization. According to the Annual Report, Company executives gave away about $19,000,000 of the Company's assets in 2009. Because there is no accountability on how the Company's charitable contributions are actually used, some of the assets may be misused and harm the value the Company's stock.
WHEREAS, the Company claims charitable contributions come from shareholder and not ratepayers without providing any clear explanation.
WHEREAS, shareholders are given no voice in contribution standards, nominations, selection process and decisions.
WHEREAS, PG&E has given to millions of dollars over the decades to homosexual and lesbian alliances, networks, education groups and activist groups. In 2008, PG&E even gave $250,000 of shareholders money to support homosexual marriage and to defeat Proposition 8 (Traditional Marriage-Marriage is only between a man and a woman).

RESOLVED: That the shareholders request PG&E provide a semiannual report to the shareholders and the public, omitting proprietary information and at reasonable cost, disclosing: the PG&E standards for choosing which organizations receive the Company's assets in the form of charitable contributions; business rationale and purpose for each of the charitable contributions; personnel who participated the making the decisions to contribute; the benefits to the Company and beneficiaries produced by Company contributions; suggesting ways shareholders may participate in the process and a follow-up confirming that the organization actually used the contributions for the purpose stated.

Supporting Statement of Peter B. Kaiser

Many PG&E stockholders and even customers were shocked when the PG&E board voted to spend $250,000 of Company stockholders money to support a homosexual organization for no on Proposition 8. None of us stockholders that I know of were asked about this donation in advance although PG&E said it was our shareholder's money. Thomas Jefferson warned us that "to furnish funds for the propagation of ideas he disbelieves and abhors is sinful and tyrannical." PG&E has for decades been giving away millions in shareholder funds to homosexual and lesbian causes.

Mr. Peter Darbee, CEO, was asked at the 2009 annual meeting how these anti-traditional marriage and anti-traditional values and pro-homosexual donations could be stopped. He said the PG&E board had evaluated the situation looking to the future and decided to support "diversity and tolerance" instead of traditional values. Thus, there is a need for this proposal to be made because he refused to solve this problem of misuse of stockholders funds.

Just because PG&E Corporate Headquarters is located in San Francisco which has developed a prohomosexual philosphy, does not mean that the corporation should drop its former profamily, pro-traditional value philosophy or go against a large number of its stockholders' or customers' philosophy. Some stockholders and customers were even asked to stop using PG&E gas and switch to another gas utility. I and many others have decided not to quit using PGE as a utility or sell stock. We have decided to stick with PG&E and encourage it to return to its moral roots and stand strong again with traditional moral family values inspite of the pressure to be politically correct in San Francisco.
I urge all shareholders to support this proposal to have PG&E return to its traditional values.

Sincerelly,
Peter B. Kaiser

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***
(David Kelly please call me if you get this email if possible.)

PG&E's Grantmaking Program

The Charitable Contributions Program is closed for 2009.
Check back here soon for information regarding our 2010 grantmaking program.

PG&E's goal is to be the leading corporate citizen in the diverse communities we serve. In 2008, we donated $18.7 million to charitable organizations, representing 1.2 percent of pre-tax earnings from operations. In 2009, we expect to provide $19 million in charitable funding. As always, the company's charitable contributions program will be funded entirely by shareholders and will have no impact on electricity or gas prices.

Funding Areas

We shall continue to emphasize our grantmaking in the area of Environmental and Energy Sustainability. Projects that we may fund include:

Sustainable Communities: Includes projects that assist in green building efforts, energy efficiency programs, brownfields, and/or urban park projects

Air: Includes projects that aim to reduce air pollution and/or increase clean air transportation options

Natural Resources: Includes the protection, conservation and restoration of natural resources, habitats, and non-urban parks; and/or also includes tree planting and replanting efforts and fire area protection and restoration projects

Climate Change and Renewable Energy: Includes projects that support climate change and/or renewable energy efforts

Environmental Education: Includes projects whose main goals are to educate the public about environmental issues and/or are education-related projects in schools

We shall continue to provide funding at lower levels for projects in the Workforce Development and Emergency Preparedness fields.

General Requirements

1. Determine whether your organization and the funding you seek meets the requirements described in "Whom Do We Fund" (below). Review the list of grants made by PG&E in 2008 to assess whether your request fits into the types of grants we have made recently. A complete listing of those grants is available on this website.
2. Prior to applying for a grant, please contact the local PG&E Public Affairs representative in your project area to discuss your grant proposal (please see "Application Instructions" – Section 4 – to identify your representative). Unsolicited applications, and those from organizations who do not make a preliminary PG&E Public Affairs staff contact, are rarely funded.
3. PG&E uses GuideStar to determine the eligibility of nonprofit organizations and checks applicant information by using security lists generated by the Department of the Treasury's Office of Foreign Assets Control (OFAC).
4. Organizations that have not yet received an IRS 501(c)(3) designation must identify a "fiscal agent" to receive the requested grant. The fiscal agent must actually apply for the grant and the PG&E grant application describes that application process.
5. **All applicants must submit requests using the online grant application. PG&E will neither accept nor process grant proposals in any other format. Submit a completed application only. Incomplete applications will not be considered.**

Note: The PG&E Corporation Foundation and PG&E Corporation do not have separate grant application processes. Apply directly to Pacific Gas and Electric Company as described in these guidelines and application instructions.

Whom Do We Fund?

PG&E only makes grants to organizations that hold current tax-exempt status under Section 501(c)(3) of the Internal Revenue Code or to units of government (including public schools). A very high percentage of PG&E's grants are made to organizations solicited by PG&E. Unsolicited proposals are rarely funded.

PG&E does not make contributions to or for:

Specific individuals

Tickets for contests, raffles or other activities with prizes

Religious organizations (unless the request is specifically for a program offered to the public on a nondiscriminatory basis and without regard to the recipient's religious affiliation)

Endowments

Debt-reduction campaigns

Political or partisan organizations or events

Successful Grantees

The most successful grant applications:

Link a program to PG&E's grant focus areas and provide an opportunity for employee volunteerism in the community;

Address a demonstrated community need;

Provide the grantee and PG&E with recognition in the community; and,

Are organizations in PG&E's service area (central and northern California).

While we prefer to make grants for specific programs, on occasion we do fund general operating expenses that ensure our community partners have flexibility in meeting the daily operational challenges they face.

Underserved Communities

Our goal is that 75 percent of our total grant-making dollars assist underserved communities. In general, this includes:

- Persons with low incomes
- People of color
- Senior citizens
- Persons with disabilities
- The LGBT community

Who Decides, For How Much, and When

Who Decides?

In general, we refer proposals for projects within a particular city or county to the local area's PG&E Public Affairs representative, which is why we strongly encourage all applicants to communicate with a local PG&E Public Affairs staff representative prior to applying for grant funding. The Charitable Contributions Department based in our San Francisco headquarters decides on other grant requests with input from staff throughout the utility.

How Much?

The majority of our grants are in the $1,000 to $25,000 range. Most are under $15,000. We shall consider multi-year funding requests and reserve the right to review a grantee's progress on an annual basis to determine whether a subsequent grant is appropriate.

Under certain circumstances, PG&E may contribute surplus property such as vehicles, furniture, real estate, or other miscellaneous items, as well as volunteer labor using company assets. The utility may also donate temporary use of real estate, such as meeting rooms. **California law prohibits PG&E from donating or reducing the cost of gas and/or electric services.**

When?

While our contributions program is funded throughout the calendar year, **the deadline for applying to the program is October 2, 2009 and most grant requests are funded prior to September 30.** We reserve the right, however, to consider requests at any time. Current grantees not receiving a multi-year grant must submit a new request for funding annually. Our goal is to respond to proposals within three months.

Non-Discrimination Practices and other Compliance Issues

Non-Discrimination Practices

PG&E will not fund organizations that, in their by-laws, policies, or practices, discriminate on the basis of race, color, religion, age, sex, national origin, ancestry, physical or mental disability, medical condition, veteran status, marital status, pregnancy, sexual orientation, gender identity, or any basis prohibited by applicable law.

Charitable Purposes

Grants may be used only for charitable purposes, and must not be used to promote or oppose any candidate or ballot measure, to advocate any legislative or administrative action, or to personally benefit or compensate any elected official.

Legal Compliance

Applicants must be, and remain, in compliance with all federal, state, and local laws, rules, and regulations, including, if applicable, the California Nonprofit Integrity Act of 2004.

Patriot Act Compliance

Applicants and each of their grantees, if any, must be in full compliance with all statutes, Executive Orders, and regulations restricting or prohibiting U.S. persons from engaging in transactions and dealings with countries, entities, or individuals subject to economic sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control. Applicants must be aware that a list of countries subject to such sanctions, a list of Specially Designated Nationals and Blocked Persons subject to such sanctions, and overviews and guidelines for each such sanctions program can be found on the U.S. Department of Treasury website, and applicants must not promote or engage in violence, terrorism, bigotry, or the destruction of any state, or make grants or otherwise furnish support of any kind to any individual or entity that engages in such activities.

EXHIBIT C

Public Policy Committee

RESOLUTION OF THE
BOARD OF DIRECTORS OF
PG&E CORPORATION

June 18, 2008

BE IT RESOLVED that, effective upon adjournment of this meeting, a Public Policy Committee of this Board of Directors hereby is established to consist of at least two directors, one of whom shall be appointed by this Board of Directors as the Committee's chair, and all of whom shall satisfy independence and qualification criteria established by this Board of Directors, as set forth in this corporation's Corporate Governance Guidelines; and

BE IT FURTHER RESOLVED that the basic responsibility of the Public Policy Committee shall be to advise and assist this Board with respect to public policy and corporate responsibility issues which could affect significantly the interests of the customers, shareholders, or employees of this corporation or its subsidiary companies (hereinafter referred to as "the corporation"). More specifically, the Public Policy Committee shall:

1. Review (a) the corporation's policies and practices to protect and improve the quality of the environment, including, but not limited to, the corporation's climate change policies and programs, and (b) information relating to the corporation's compliance with applicable environmental and hazardous waste management standards and regulations;

2. Review the corporation's policies and practices with respect to charitable and community service organizations and activities, and recommend to the Board of Directors annual budgets for contributions by the corporation to non-profit organizations;

3. Review the corporation's policies and practices with respect to diversity, inclusion, and workforce development;

4. Review the corporation's policies and practices with respect to development of diverse suppliers to this corporation, as required to be reported to the California Public Utilities Commission and other government agencies;

5. Review significant societal, governmental, and environmental trends and issues which may affect the corporation's operations, and advise the Board of Directors regarding plans and programs with respect thereto; and

6. Report regularly to the Board of Directors on the Committee's deliberations and actions taken.

BE IT FURTHER RESOLVED that this Public Policy Committee shall fix its own time and place of meetings and shall prescribe its own rules of procedure; and

BE IT FURTHER RESOLVED that, unless otherwise designated by the Committee, the Corporate Secretary of this corporation, or an Assistant Corporate Secretary, shall serve as secretary to the Public Policy Committee; and

BE IT FURTHER RESOLVED that the resolution on this subject adopted by this Board on February 20, 2008, is hereby superseded.

EXHIBIT D

Charitable Contributions Program

Section 1: How and When to Apply

Please review our 2009 Program's Guidelines and General Information to determine whether your organization and the funding you would request meet those requirements.

Prior to applying for a grant, an applicant should contact the local PG&E representative for the applicant's project area listed below.

Section 2: Electronic Application

All applicants must use PG&E's online grant application, located at www.pge.com/giving. PG&E will neither accept nor process grant proposals in any other format.

Section 3: Fiscal Agents

PG&E will accept proposals from fiscal agents. However, the online application must be completed by the fiscal agent and the information in the application must pertain to the fiscal agent.

Section 4: Assistance with the Online Application

Please print a copy of the application before you apply so that you can gather whatever information you may need prior to preparing the application. Also, please keep a copy of your completed application for future reference. For questions about completing the application (e.g., what is my organization's federal tax identification number?), please contact Doug Carrillo or Gigie Barnes of PG&E's Charitable Contributions staff at charitablecontributions@pge.com.

If you have other questions about the utility's grantmaking process (e.g., whether your organization qualifies for a charitable donation, or determining the status of a pending application, or to introduce your organization to PG&E), please contact the Pacific Gas and Electric Company local area staff member listed below.

Counties	PG&E Staff Contact	Contact Information
• San Francisco • San Mateo	Carol Lee	CPWa@pge.com
• Alameda • Contra Costa	Carol Lee	CPWa@pge.com
• Monterey • San Benito • Santa Clara • Santa Cruz	Lisa Doctolero	LDDo@pge.com
• Fresno • Kings • Tulare	Julia Childs	[illegible]
• Alpine • Amador • Calaveras • Madera • Mariposa • Merced • San Joaquin • Stanislaus	Sherrie Gray	[illegible]

Counties	Contact	Email
• Tuolumne		
• Butte • Colusa • El Dorado • Glenn • Lassen • Modoc • Nevada • Placer • Plumas • Sacramento • Shasta • Sierra • Solano • Sutter • Tehama • Yolo • Yuba	Dolly Hazel	DDG6@pge.com
• San Luis Obispo • Santa Barbara	Tom Jones	tpj2@pge.com
• Humboldt • Lake • Marin • Mendocino • Napa • Sonoma	Dolly Hazel	DDG6@pge.com
• Kern • San Bernardino	Brent Rush	bera@pge.com

For questions concerning applications on behalf of organizations that are not local or regional, contact charitablecontributions@pge.com and we shall answer your questions promptly.

Please submit only **fully-completed** applications to PG&E. We cannot review incomplete applications.

EXHIBIT E

PG&E CORPORATION

BOARD OF DIRECTORS

CORPORATE GOVERNANCE GUIDELINES

December 17, 2008

1. **Election of Directors**

All members of the Board of Directors of PG&E Corporation (the "Corporation") are elected each year and serve one-year terms. Directors are not elected for multiple-year, staggered terms.

2. **Composition of the Board**

The Board's membership is composed of qualified, dedicated, ethical, and highly regarded individuals who have experience relevant to the Corporation's operations and understand the complexities of the Corporation's business environment. The Board seeks to include a diversity of backgrounds, perspectives, and skills among its members. No member of the Board of Directors may be an employee of the American Stock Exchange or a floor member of that exchange.

3. **Independence of Directors**

All members of the Board have a fiduciary responsibility to represent the best interests of the Corporation and all of its shareholders.

At least 75 percent of the Board is composed of independent directors, defined as directors who (1) are neither current nor former officers or employees of nor consultants to the Corporation or its subsidiaries, (2) are neither current nor former officers or employees of any other corporation on whose board of directors any officer of the Corporation serves as a member, and (3) otherwise meet the definition of "independence" set forth in applicable stock exchange rules. The Board must affirmatively determine whether a director is independent, and may develop categorical standards to assist the Board in determining whether a director has a material relationship with the Corporation, and thus is not independent. Such standards are set forth in Exhibit A to these Corporate Governance Guidelines.

4. **Selection of Directors**

The Board nominates directors for election at the annual meeting of shareholders and selects directors to fill vacancies which occur between annual meetings. The Nominating and Governance Committee, in consultation with the Chairman of the Board and the Chief

Executive Officer (CEO) (if the Chairman is not the CEO), reviews the qualifications of the Board candidates and presents recommendations to the full Board for action.

5. Characteristics of Directors

The Nominating and Governance Committee annually reviews with the Board, and submits for Board approval, the appropriate skills and characteristics required of Board members in the context of the current composition of the Board. In conducting this assessment, the Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and the Corporation.

6. Selection of the Chairman of the Board and the Chief Executive Officer

The Chairman of the Board and the Chief Executive Officer are elected by the Board.

Based on the circumstances existing at a time that there is a vacancy in the office of either the Chairman of the Board or the Chief Executive Officer, the Board will consider whether the role of Chief Executive Officer should be separate from that of Chairman of the Board, and, if the roles are separate, whether the Chairman should be selected from the independent directors or should be an employee of the Corporation.

7. Assessing the Board's and Committees' Performance

The Nominating and Governance Committee oversees the process for evaluating and assessing the performance of the Board, including Board committees. The Board conducts an evaluation at least annually to determine whether it and its committees are functioning effectively. The Board evaluation includes an assessment of the Board's contribution as a whole and specific areas in which the Board and/or management believes a better contribution could be made. The purpose of the review is to increase the effectiveness of the Board as a whole, not to discuss the performance of individual directors. The Audit Committee, the Compensation Committee, and the Nominating and Governance Committee conduct annual evaluations, and any other permanent Board committee that meets on a regular basis conducts periodic evaluations. The Board committees provide the results of any evaluation to the Nominating and Governance Committee, which will review those results and provide them to the Board for consideration in the Board's evaluation.

8. Size of the Board

As provided in paragraph I of Article Third of the Corporation's Articles of Incorporation, the Board is composed of no less than 7 and no more than 13 members. The exact number of directors is determined by the Board based on its current composition and requirements, and is specified in Article II, Section 1 of the Corporation's Bylaws.

9. Advisory Directors

The Board may designate future directors as advisory directors in advance of their formal election to the Board. Advisory directors attend Board and committee meetings, and receive the same compensation as regular directors. They do not, however, vote on matters before the Board. In this manner, they become familiar with the Corporation's business before assuming the responsibility of serving as a regular director.

10. Directors Who Change Responsibilities

Directors shall offer their resignations when they change employment or the major responsibilities they held when they joined the Board. This does not mean that such directors should leave the Board. However, the Board, via the Nominating and Governance Committee, should have the opportunity to review the appropriateness of such directors' nomination for re-election to the Board under these circumstances.

Directors who are officers of the Corporation also shall offer their resignations upon retirement or other termination of active PG&E Corporation employment.

11. Retirement Age

The Board may not designate any person as a candidate for election or re-election as a director after such person has reached the age of 70.

12. Compensation of Directors

The Board sets the level of compensation for directors, based on the recommendation of the Compensation Committee, and taking into account the impact of compensation on director independence. Directors who are also current employees of the Corporation receive no additional compensation for service as directors.

The Compensation Committee reviews periodically the amount and form of compensation paid to directors, taking into account the compensation paid to directors of other comparable U.S. companies. The Committee conducts its review with the assistance of outside experts in the field of executive compensation.

13. Director Stock Ownership Guidelines

In order to more closely align the interests of directors and the Corporation's shareholders, directors are encouraged to own a significant equity interest in the Corporation within a reasonable time after election to the Board. A director should own shares of the Corporation's common stock having a dollar value of at least $200,000, measured at the time the stock is acquired or on the first business day of January 2007, whichever is later. A director should achieve this ownership target within five years from the date of his or her election to the Board or the adoption of these guidelines (December 20, 2006), whichever is later. For purposes of calculating a director's level of share ownership, the following are included: (1) shares of PG&E Corporation common stock beneficially owned by the director (as determined in accordance with the rules of the Securities and Exchange Commission), and (2) PG&E Corporation restricted stock units and common stock equivalents held by the director.

14. Meetings of the Board

As provided in Article II, Section 4 of the Corporation's Bylaws, the Board meets regularly on previously determined dates. Board meetings shall be held at least quarterly. As provided in Article II, Section 5 of the Bylaws, the Chairman of the Board, the Chief Executive Officer, the President, the Chair of the Executive Committee, or any five directors may call a special meeting of the Board at any time.

Each Board member is expected to regularly attend Board meetings and meetings of the committees on which the director serves (either in person or by telephone or other similar communication equipment), and to attend annual meetings of the Corporation's shareholders. Pursuant to proxy disclosure rules, the Corporation's proxy statement identifies each director who during the last fiscal year attended fewer than 75 percent of the aggregate of the total number of meetings of the Board and each Board committee on which the director served.

15. Lead Director

The lead director shall be elected from among the independent chairs of the standing Board committees, and shall be selected by the independent directors based upon the recommendation of the Nominating and Governance Committee. The lead director shall be elected every three years, and shall serve a three-year term. Any lead director may serve consecutive terms. The lead director shall act as a liaison between the Chairman of the Board and the independent directors, and shall preside at all meetings at which the Chairman is not present. The lead director approves the agendas and schedules for meetings of the Board, and approves information sent to the members of the Board. The lead director has authority to call special meetings of the independent directors.

16. Meetings of Independent Directors

The independent directors meet at each regularly scheduled Board meeting in executive session. These executive session meetings are chaired by the lead director. Following each such meeting, the lead director, or one or more other independent directors designated by the lead director, has a discussion with the Chairman of the Board (if the Chairman is not an independent director) and the Chief Executive Officer (if the Chairman is not the CEO) regarding the executive session meeting.

The lead director establishes the agenda for each executive session meeting of independent directors, and also determines which, if any, other individuals, including members of management and independent advisors, should attend each such meeting.

17. Board Agenda Items

The Chairman of the Board, in consultation with the Chief Executive Officer (if the Chairman is not the CEO), establishes the agenda for each meeting.

Board members are encouraged to suggest the inclusion of items on the agenda.

18. Board Materials and Presentations

The agenda for each meeting is provided in advance of the meeting, together with written materials on matters to be presented for consideration, for the directors' review prior to the meeting. As a general rule, written materials are provided in advance on all matters requiring Board action. Written materials are concise summaries of the relevant information, designed to provide a foundation for the Board's discussion of key issues and make the most efficient use of the Board's meeting time. Directors may request from the Chairman of the Board and the Chief Executive Officer (if the Chairman is not the CEO) any additional information they believe to be necessary to perform their duties.

19. Regular Attendance of Non-Directors at Board Meetings

Members of management, as designated by the Chairman of the Board and the Chief Executive Officer (if the Chairman is not the CEO), attend each meeting of the Board.

20. Board Committees

The Board establishes committees to assist the Board in overseeing the affairs of the Corporation.

Currently, there are six committees. The Executive Committee exercises all powers of the Board (subject to the provisions of law and limits imposed by the Board) and meets only at such times as it is infeasible to convene a meeting of the full Board. The Audit Committee, the Compensation Committee, the Finance Committee, the Nominating and Governance Committee, and the Public Policy Committee are each responsible for defined areas delegated by the Board.

21. Membership of Board Committees

All permanent Board committees, other than the Executive Committee, are chaired by independent directors. Each such independent committee chair shall be elected to serve a three-year term (provided that such committee chair continues to be re-elected to the Board during that term). Any such committee chair may serve consecutive terms. The terms for each of the committee chair positions shall be staggered such that roughly one-third of the positions are appointed each year. Each independent committee chair shall act as a liaison between the Chairman of the Board and the respective committee, and shall preside at all meetings of that committee. Each independent committee chair approves the agendas and schedules for meetings of the respective committee, and approves information sent to the committee members. Each independent committee chair has authority to call special meetings of the respective committee.

The Audit Committee, the Compensation Committee, the Finance Committee, the Nominating and Governance Committee, and the Public Policy Committee are composed entirely of independent directors, as defined in Section 3 of these guidelines.

Members of the Audit Committee also must satisfy the audit committee independence and qualification requirements established by the Securities and Exchange Commission and any stock exchange on which securities of the Corporation or Pacific Gas and Electric Company are listed. If an Audit Committee member simultaneously serves on the audit committees of three or more public companies other than the Corporation and its subsidiaries, that Committee member must inform the Corporation's Board of Directors and, in order for that member to continue serving on the Corporation's Audit Committee, the Board of Directors must affirmatively determine that such simultaneous service does not impair the ability of that member to serve effectively on the Corporation's Audit Committee.

22. Appointment of Committee Members

The composition of each committee is determined by the Board of Directors.

The Nominating and Governance Committee, after consultation with the Chairman of the Board and the Chief Executive Officer (if the Chairman is not the CEO) and with consideration of the wishes of the individual directors, recommends to the full Board the chairmanship and membership of each committee.

23. Committee Agenda Items

The chair of each committee, in consultation with the appropriate members of management, establishes the agenda for each meeting.

At the beginning of the year, each committee issues a work plan of subjects to be discussed during the year, to the extent such subjects can be foreseen. Copies of these annual work plans are provided to all directors.

24. Committee Materials and Presentations

The agenda for each committee meeting is provided in advance of the meeting, together with written materials on matters to be presented for consideration, for the committee members' review prior to the meeting. As a general rule, written materials are provided in advance on all matters to be presented for committee action.

25. Attendance at Committee Meetings

The chair of each committee, after consultation with the Chairman of the Board and the Chief Executive Officer (if the Chairman is not the CEO), determines the appropriate members of management to attend each meeting of the Committee.

Any director or advisory director may attend any meeting of any committee with the concurrence of the committee chair.

26. Formal Evaluation of the Chief Executive Officer

The independent directors annually review and evaluate the performance of the Chief Executive Officer. The review is based upon objective criteria, including the performance of the business and accomplishment of objectives previously established in consultation with the Chief Executive Officer.

The results of the review and evaluation are communicated to the Chief Executive Officer by the Chair of the Compensation Committee, and are used by that Committee and the Board when considering the compensation of the CEO.

27. Management Development and Succession Planning

The Chief Executive Officer reports annually to the Board on management development and succession planning. This report includes the CEO's recommendation for a successor should the CEO become unexpectedly disabled.

28. Communications with External Entities

The Chief Executive Officer is responsible for all communications with the media, the financial community, or other external entities pertaining to the affairs of the Corporation. Directors refer any inquiries from such entities to the CEO for handling.

29. Access to Independent Advisors

The Board of Directors and its committees have the right to retain independent outside financial, legal, or other advisors, as necessary and appropriate. The Corporation shall bear the costs of retaining such advisors.

30. Director Orientation and Continuing Education

The Corporation provides information to new directors on subjects that would assist them in discharging their duties, and periodically provides briefing sessions or materials for all directors on such subjects.

The Corporation also provides each director with information regarding opportunities for continuing education. The Corporation encourages each director to stay current on important developments pertaining to such director's function and duties to the Corporation by attending such programs as appropriate or otherwise.

31. <u>Communications with Shareholders</u>

The lead director shall be designated as the director who receives written communications from the Corporation's shareholders, in care of the Corporate Secretary. The Corporate Secretary shall forward to the lead director any shareholder communications addressed to the Board of Directors as a body or to all the directors in their entirety, and such other communications as the Corporate Secretary, in his or her discretion, determines is appropriate. If requested by major shareholders, the lead director shall be available for consultation and direct communication with such major shareholders.

32. <u>Legal Compliance and Business Ethics</u>

The Board of Directors is responsible for exercising reasonable oversight with respect to the implementation and effectiveness of the Corporation's legal compliance and ethics program. In that role, the Board of Directors shall be knowledgeable about the content and operation of the Corporation's compliance and ethics program, but may delegate more detailed oversight to a committee of the Board of Directors.

EXHIBIT A TO PG&E CORPORATION CORPORATE GOVERNANCE GUIDELINES

CATEGORICAL STANDARDS FOR IDENTIFYING "MATERIAL" RELATIONSHIPS THAT MAY AFFECT DIRECTOR INDEPENDENCE

Adopted: December 17, 2003
Amended as of February 18, 2004, December 15, 2004,
December 20, 2006, and December 17, 2008

The following categories of relationships between a director and PG&E Corporation shall be considered "material." The existence of a "material" relationship provides a rebuttable presumption that the affected director is not "independent," absent a specific determination by the Board of Directors to the contrary.

A director has a "material" relationship with the Corporation in the following circumstances:

EMPLOYMENT

- If a director is a current or former employee of the Corporation.
- If a member of the director's immediate family is or was employed as a Section 16 Officer of the Corporation, unless such employment ended more than three years ago.

DIRECT COMPENSATION FROM THE CORPORATION

- If a director is a consultant to the Corporation.
- If a director or his or her immediate family member receives, or during the past three years received, more than $120,000 per year or rolling 12-month period in direct compensation from the Corporation. "Direct compensation" does not include director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) or compensation received by a director's immediate family member for service as an employee (unless the immediate family member received compensation for services as a Section 16 Officer, in which case the director has a material relationship with the Corporation).

INTERNAL OR EXTERNAL AUDITORS

- If a director member is, or during the past three years was, affiliated with, or employed by, a firm that serves or served during the past three years as the Corporation's internal or external auditor.
- If a director's immediate family member (1) a current partner of the Corporation's internal or external auditor, (2) is a current employee of such a firm and personally works on the

Corporation's audit, or (3) was within the last three years a partner or employee of such a firm and personally worked on the Corporation's audit within that time.

DIRECTOR INTERLOCK

- If a director is a current or former officer or employee of any other company on whose board of directors any officer of the Corporation serves as a member.

- If a director's immediate family member is, or during the past three years was, employed by another company where any of the Corporation's present Section 16 Officers concurrently serves on that company's compensation committee.

BUSINESS RELATIONSHIPS

- If a director is a current Section 16 Officer or employee, or his or her immediate family member is a current Section 16 Officer, of a company (which does not include charitable, non-profit, or tax-exempt entities) that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2 percent of such other company's consolidated gross revenues, during any of the past three years. The director is not "independent" until three years after falling below such threshold. (Both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the Corporation and the director's or immediate family member's current employer; the Corporation need not consider former employment of the director or immediate family member.)

CHARITABLE RELATIONSHIPS

- If the director (or a relative) is a trustee, director, or employee of a charitable or non-profit organization that receives grants or endowments from the Corporation or its affiliates exceeding the greater of $200,000 or 2 percent of the recipient's gross revenues during the Corporation's or the recipient's most recent completed fiscal year.

NOTES:

- Immediate family member" includes a person's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such person's home, or is financially dependent on such person.

- "Corporation" includes any consolidated subsidiaries or parent companies.

- "Section 16 Officer" means "officer" as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, and includes the president, the principal financial officer, the principal accounting officer, any vice president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policymaking function, or any other person who performs similar policymaking functions for that company.

EXHIBIT F

2009 PG&E Online Grant Application

Please Note:

Please submit only a fully-completed online application. We cannot review your application without all the required information. Please note that any transmittal letter your organization receives from us will also be part of your organization's application, as it will confirm some of your representations and contain continuing requirements for any resulting grant. If you have questions about any part of the application, please contact us as described in the application instructions on www.pge.com/giving

Official Organization Information

Request Date:

Federal Tax ID:
test

Are You a Fiscal Sponsor (i.e., are you applying for a grant on behalf of another organization)?
(If Yes, please complete all following questions as they relate to your organization, not the organization on whose behalf you are applying):
<Select One>

Official Organization Name or Official Sponsor Name:
(The organization's name shown on the IRS 501(c)(3) certification letter, and the organization to which a grant would be made.)

Organization Location:
<Select One>

Organization Address:
(Principal Office, if more than one)

City:

State:
<Select One>

Zip Code:

Organization Main Phone:

Organization Main Fax:

Organization Website URL:

Organization Executive Director or President:
First Name:

Last Name

Board of Directors
Please list all members of your Board of Directors

Contacts with PG&E staff:
Please select the name of the PG&E staff member with whom you have discussed this proposal. If you have not discussed you proposal with a PG&E staff member on this list, please select "None of the Above".
<Select One>

If you have discussed this proposal with a PG&E staff member not on the list provided, please enter his or her full name here:

PG&E Volunteers
Please list the full names of all PG&E employees who volunteer for your organization.

Contact Information of Grant Requester

Prefix:
(Mr., Mrs., Ms., Dr.)

First Name:

Last Name:

Middle Initial:

Title in Organization:

Direct Telephone:

E-mail Address:

Proposal Information

Request Amount:

What is the total amount of funding you are seeking from PG&E this year?

Grant Description
Please provide a descriptive title or name for your grant proposal or project

In what County will the grant primarily be used?
<Select One>

Funding Area:
<Select One>

Request Type

Please specify the expenditure of your grant request using the following categories (enter zero where non-applicable)

Project or Program

Amount

Please describe the project including: project goals, target population(s), community needs that will be addressed, time span and metrics used to determine success (one page maximum).

General Operating
Amount:

Please describe your organization's funding needs including: other sources of funding, projected revenue growth, issues affecting operating budget, and any other information you believe we should know (one page maximum).

Event
Amount:

If your organization is hosting an event, please describe the event in general, the sponsorship and recognition opportunities, and the timeline during which you require a decision (one page maximum).

Capital Funding
Amount:

If your organization is requesting full or partial funding for a capital project, please describe project goals, need for project, time span and metrics used to determine success (one page maximum).

In-Kind Contribution of Property or Material(s):
A. Description of property or material(s) requested (half-page maximum)

B. Location of property or material(s) requested (if known)

C. How will the property or material(s) be transferred (if known)?

In-Kind Contribution of Volunteer Labor using PG&E Equipment and/or Material(s):
A. Project Description: include exact location, work date(s) and start/completion time (half-page maximum):

B. Required Equipment and/or Material(s):

C. Required Number of PG&E Employee Volunteers:

Recognition
How will PG&E be recognized for this (or these) donation(s) throughout the upcoming year? Please give specific examples:

Briefly describe your organization's history and major accomplishments:
(one-page maximum)

Statistical Information

Because PG&E strives to serve a wide variety of community needs and is regularly asked by its shareholders and the public for statistical information regarding its charitable grantmaking program, we request information about diverse populations in our service territory and how we can assist them. Please complete the following questions for statistical purposes only.

Underserved Population
We include as contributions to "underserved" communities grants that assist any of the following specific populations: low-income (which can be defined using applicable federal or state guidelines), ethnic minority groups, seniors, the disabled and the LGBT community. We also count as underserved those individuals who tend to require more support from public services, including the homeless, the unemployed, the working poor, veterans and migrant workers. Will at least half of the funds received under this grant be used to provide goods or services to members of underserved communities?
<Select One>

What is the primary target population to be served by this grant?
<Select One>

Gender of Target Population:
<Select One>

Age group of Target Population:
<Select One>

Ethnicity of grant target population:

Please enter the dollar amount that will be expended on behalf of the following populations. It's okay to estimate, but please ensure it totals to the amount of your request (red asterisks represent required fields, please enter zero if non-applicable).

African American:

Asian-Pacific Islander:

Caucasian:

Latino:

Native American:

Other:

Click on calculator icon to confirm your total
% 

Low Income:
Will the majority of the individuals served by your organization by virtue of this grant be members

of low-income households?
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Minority Run:
Are the majority of the members of your Board of Directors members of communities of color?
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Briefly summarize your organization's mission:
(half-page maximum)

Compliance Disclosures

Disclosure #1
The applicant is, and shall remain, in compliance with all federal, state, and local laws, rules, and regulations, including if applicable the California Nonprofit Integrity Act of 2004.
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Disclosure #2
The applicant does not and shall not, in its by-laws, policies, or practices, discriminate on the basis of race, color, religion, age, sex, national origin, ancestry, physical or mental disability, medical condition, veteran status, marital status, pregnancy, sexual orientation, gender identity, or any basis prohibited by applicable law.
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Disclosure #3
The applicant agrees that any donation from PG&E will be used only for charitable purposes, and will not be used to promote or oppose any candidate or ballot measure, to advocate any legislative or administrative action, or to personally benefit or compensate any elected official.
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Disclosure #4
The applicant and each of its grantees, if any, is in full compliance with all statutes, Executive Orders, and regulations restricting or prohibiting U.S. persons from engaging in transactions and dealings with countries, entities, or individuals subject to economic sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, the applicant is aware that a list of countries subject to such sanctions, a list of Specially Designated Nationals and Blocked Persons subject to such sanctions, and overviews and guidelines for each such sanctions program can be found at http://www.treas.gov/ofac, and the applicant does not and shall not promote or engage in violence, terrorism, bigotry, or the destruction of any state, or make grants or otherwise furnish support of any kind to any individual or entity that engages in such activities. Should any change in circumstances pertaining to this certification occur at any time, the applicant will notify the Charitable Contributions Department of Pacific Gas and Electric Company immediately.

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Certification

Please make sure that you are the duly-authorized agent of the organization and can properly (1) certify that the statements in this application are accurate, and (2) submit this application on behalf of your organization. Then, complete the following certification. Applications without a certification will not be processed.

Certification of Authorized Representative

My name is:

I am the: (insert title)

of the organization submitting this application ("my organization"). I certify as follows:

1) I am the duly appointed representative of my organization. I'm authorized to certify and affirm all the statements above, and to submit the application on behalf of my organization.

2) I have read all the statements and responses in this application, and certify that each is accurate.

3) I agree that electronic submission of this application will be deemed to be the equivalent of my written signature for purposes of this certification and application.

By accepting any funds or in-kind donations from PG&E, my organization agrees to all terms, conditions and certifications specified within the application and the transmittal letter.

Signed: (print name)

Date: